

December 17, 2013

Via E-mail
Mr. Donald J. Seibel
Treasurer and Chief Financial Officer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

      Re: **FBL Financial Group, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed February 14, 2013
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed October 31, 2013
              File No. 001-11917

Dear Mr. Seibel:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2012

Note 1. Significant Accounting Policies
Deferred Acquisition Costs and Value of Insurance In Force Acquired, page 68

1. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies, if true, that you capitalize only acquisition costs related directly to the successful acquisition of new or renewal insurance contracts. Refer to ASC 944-30-25-1A.

Note 9. Stockholders' Equity, page 94

2. Please provide us proposed disclosure to be included in future periodic reports of the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by FBL Financial Group, Inc. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Note 14. Statutory Insurance Information, page 105

3. Although you disclose on pages 15 and 106 that you and your insurance subsidiaries currently exceed the minimum capital requirements, please provide us proposed disclosure to be included in future periodic reports of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Form 10-Q for the quarter ended September 30, 2013
Results of Operations for the Periods Ended September 30, 2013 and 2012
Life Insurance Segment, page 39

4. Please tell us your accounting basis, citing the relevant accounting literature, related to your reclassification from deferred revenue to earned income and the increase in interest sensitive product charges of $6.3 million. In your response, please tell us whether your adjustment represents the correction of an error.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant